Exhibit 4(c) (xxvii) (a)

Smith & Nephew plc
Building 5, Croxley Park
Hatters Lane
Watford	T: + 44 (0)1923 477 100
Hertfordshire	F: + 44 (0)1923 477 101
WD18 8YE	www.smith-nephew.com

20 October 2019

Private & Confidential

Roland Diggelmann

Smith & Nephew plc

Building 5, Croxley Park,

Hatters Lane

Watford

Hertfordshire WD18 8YE

Dear Roland

Appointment as Chief Executive Officer Smith & Nephew plc

The purpose of this letter is to confirm certain matters relating to your directorship of Smith & Nephew plc (the "Company") following your appointment as Chief Executive Officer.

1.        You are not an employee of the Company. You will be employed by Smith & Nephew Orthopaedics AG with effect from 1 November 2019 (the "Employment"), the terms of which are recorded in your employment agreement dated 20 October 2019 (the "Employment").

2.        Your appointment as a director of the Company and as the Company's Chief  Executive Officer (the "Appointment")  is on the terms  set  out below:

(a)       The Appointment will be subject to the Company's articles of association (the "Company Articles") (a copy of which has been provided to you). All Directors offer themselves to shareholders for re-election annually, except those who are retiring immediately after the Annual General Meeting. Each Director may be removed at any time by the Board or the  shareholders.

(b)       You will not receive any additional remuneration for the Appointment. However, to reflect the performance of your duties in the UK under the Appointment, a portion of your total remuneration equal to the fees that would have been paid to you had you been a non-executive director of the Company shall be subject to income tax in the UK. This amount is subject to review by the board of directors from time to time. You will be paid your remuneration and benefits via payroll in Switzerland.

(c)       You represent and warrant that you have the right to work in the United Kingdom without any additional approvals. You are required to keep us updated with any change to your personal details and immigration status.  We may provide your data to the UK Border Agency to enable us to fulfil our legal obligations.

(d)       If, for any reason, you cease to be a director of the Company, you will not be entitled to receive any compensation from the Company in respect of such cessation.

(e)       Your duties as a director and Chief Executive Officer of the Company are set out in the Chief Executive Officer's Terms of Reference and include, but are not limited to:

(i)         Complying with all Company rules, regulations, policies and procedures;

(ii)       Developing and implementing Smith & Nephew Group strategy;

(iii)      Attending all regularly scheduled strategic decision making meetings,  including those regarding intellectual property, research and development, mergers, acquisitions and divestments; attendance at all strategic decision making meetings (whether by telephone or in person) must take account of the Group's tax position;

(iv)       Attending all Smith & Nephew plc Board Meetings in the UK and other locations;

(v)        Recommending to the Smith & Nephew plc Board an annual budget and long term strategic and financial plan at Board Meetings; and

(vi)       Maintaining relationships with shareholders and advising the Board accordingly.

(f)       You are required to comply with any rules which the Board of the Company adopts from time to time for the conduct of its proceedings and for the making of the key strategic, management and commercial decisions which are necessary for the conduct of the Company's business as a whole. In particular, you must not without written consent of the Board of the Company:

(i)        Incur any capital expenditure or liability on the Company's behalf in excess of the authorisation limits set for you by the Board; and

(ii)       Enter into any contract or obligation on behalf of the Company that is outside the normal course of the Company's business or your duties or is of an unusual, onerous or long-term nature.

(g)       Failure by you to comply with any such rules of the Board of the Company may result in the immediate termination of the Appointment if in the reasonable opinion of the Company such failure will prejudicially affect the business of the Company.

(h)       You will be reimbursed for all travelling, hotel and out-of-pocket expenses reasonably incurred by you in or about the Company's business Including travel to and attendance at board and shareholders' meetings for which you provide proper  receipts valid, where appropriate, for  sales tax  purposes.

(i)        You are required to keep accurate and complete records of your travel and accommodation arrangements in relation to attendance at board and shareholders' meetings and you must provide these to the Company Secretary of the Company upon request.

(j)        Unless otherwise waived by the Company, you are required to give not less than six months' notice, and the Company is required to give you not less than 12 months' notice, to terminate the Appointment. Upon the termination of your Employment with Smith & Nephew Orthopaedics AG for whatever reason (and in breach of contract or otherwise) you will, at the request of the Company, immediately resign without compensation from the Appointment. Should you fail to do so you hereby irrevocably appoint the Company to be your attorney to sign any documents and do any thing  to give effect to your resignation from office.

3.         This letter is governed by, and shall be construed in accordance with, the laws of England to the exclusive jurisdiction of whose courts the parties agree to submit.

I should be grateful if you would indicate your acceptance of these terms by signing, dating and returning the enclosed copy of this letter where indicated below.

Yours sincerely

/s/ Elga Lohler
Elga Lohler
For and on behalf of Smith & Nephew plc

I acknowledge that I have read and understood this letter and I hereby agree to the terms set out above.

SIGNED as a DEED by

Signed:
/s/ Roland Diggelmann
Roland Diggelmann

Witness:
/s/ Mark Gladwell
Mark Gladwell

I confirm that the above named signatory has executed this document in my presence